UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 1-35016

SGOCO Group, Ltd.

Suite 1503, Sino Plaza

255-257 Gloucester Road

Causeway Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Nasdaq Minimum Bid Price Deficiency Letter

On February 10, 2015, SGOCO Group, Ltd. (the “Company”) received a letter (the “Notification Letter”) from The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common stock for the 30 consecutive business days from December 22, 2014 to February 9, 2015, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until August 10, 2015, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s common stock must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by August 10, 2015, the Company may be eligible for additional time to regain compliance.

The Company intends to seek stockholder approval of amendments to the Company’s Amended and Restated Articles of Association to effect a reverse stock split. If the proposal is approved by the Company’s stockholders, it will be implemented by the Company’s board of directors if the board of directors determines that a reverse stock split is in the best interests of the Company and its stockholders. There can be no assurance that the proposal will be approved by stockholders, or that the proposal, if approved, would be sufficient to permit the Company to regain compliance with the minimum bid price requirement.

A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: February 25, 2015	By:	/s/ Shi-bin Xie
Shi-bin Xie
Chief Executive Officer

Exhibit Index

Exhibit Number	Description

99.1	Press Release regarding Notice of Nasdaq Deficiency.